RENEWAL ANNUAL INFORMATION FORM

CUMBERLAND RESOURCES LTD.
Suite 950 – 505 Burrard Street
Vancouver, British Columbia
V7X 1M4

March 31, 2005

TABLE OF CONTENTS

PRELIMINARY NOTES
CORPORATE STRUCTURE
GENERAL DEVELOPMENT OF THE BUSINESS
NARRATIVE DESCRIPTION OF BUSINESS
General
Applicable Governmental Regulation
Meadowbank Property, Nunavut
The Feasibility Study
Current Exploration and Development Activities
RISK FACTORS
DIVIDENDS
DESCRIPTION OF CAPITAL STRUCTURE
MARKET FOR SECURITIES
DIRECTORS AND OFFICERS
AUDIT COMMITTEE
TRANSFER AGENTS AND REGISTRARS
NAMES AND INTERESTS OF EXPERTS
ADDITIONAL INFORMATION

PRELIMINARY NOTES

Incorporation of Financial Statements

Incorporated by reference into this Renewal Annual Information form (“AIF”) are Management’s Discussion and Analysis of Financial Condition and Results of Operation for the Year Ended December 31, 2004 as well as the financial statements of the Company for the year ended December 31, 2004, copies of which may be obtained online from SEDAR at www.sedar.com. All financial information in this AIF has been prepared in accordance with generally accepted accounting principles in Canada.

Date of Information

All information contained in this AIF is as of March 31, 2005, unless otherwise stated.

Forward Looking Statements and Cautionary Notices

This AIF contains forward-looking statements including, but not limited to, statements regarding our expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  When used in this document, the words “anticipate”, “believe”, “estimate” and “expect” and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Forward-looking statements express, as of the date of this AIF, our plans, estimates, forecasts, projections, expectations or beliefs as to future events or results and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.  Important factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in this AIF under the heading “Risk Factors”.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, and we do not intend, and do not assume any obligation, to update these forward-looking statements.

All resource estimates included in this AIF have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification System.  These standards differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”).  In particular, the term “resource” does not equate to the term “reserves”.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured”, “indicated”, or “inferred” mineral resources in documents filed with the SEC, unless such information is required to be disclosed by the laws of the Company’s principal jurisdiction.  Accordingly, information concerning descriptions of mineralization and resources contained in this AIF may not be comparable to information from U.S. companies subject to the SEC’s reporting and disclosure requirements.

Currency Equivalents

All dollar amounts are expressed in Canadian dollars unless otherwise indicated. Our accounts are maintained in Canadian dollars.

CORPORATE STRUCTURE

Name and Incorporation

Cumberland Resources Ltd. (“we” “our” “Cumberland” or the “Company”) was incorporated under the name of Eton Resources Ltd. on December 4, 1979, under the Company Act in British Columbia. On April 11, 1980, our name was changed to Cumberland Resources Ltd. On November 30, 1982, we were extra-provincially registered in Ontario and effective February 19, 2001 we were extra-provincially registered in Nunavut.

On March 29, 2004, the British Columbia legislature enacted the Business Corporations Act and repealed the Company Act, which previously governed the Company, and on May 25, 2004 the Company transitioned under the Business Corporations Act.

Our head office and principal address is located at Suite 950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, British Columbia, V7X 1M4. Our registered office is located at Suite 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, V7X 1J1.

Intercorporate Relationships

We have no subsidiaries.

GENERAL DEVELOPMENT OF THE BUSINESS

We are a mineral exploration and development company engaged in the business of acquiring, exploring and developing mineral properties in Nunavut, Canada with an emphasis on gold.  During our three most recently completed financial years our principal focus has been on the exploration and development of the Meadowbank Gold Project (the “Meadowbank Project” or “Meadowbank”).

In 2002, a new shallow zone of mineralization, the Connector Zone, was outlined between the previously identified Third Portage and North Portage deposits at Meadowbank. A new gold deposit, called the PDF deposit, was discovered 10 km north of the Vault deposit. We also accelerated environmental baseline studies to ready the Meadowbank project for environmental impact analysis and the commencement of the mine development permitting process.  In October 2002, we awarded an independent feasibility study on the Meadowbank Project (the “Feasibility Study”) to AMEC E&C Services Limited (now AMEC Americas Limited) (“AMEC”) and commenced mine development permitting on the Meadowbank Project.

Exploration programs completed at Meadowbank in 2003 and 2004 focused on further definition, expansion and infill drilling of the five identified gold deposits as well as additional exploration of other prospective areas on the property.

In the first quarter of 2004, the Company reported that the Feasibility Study would not be completed as originally planned and that due to seasonal constraints in shipping, such delay in the Feasibility Study would result in a one-year setback to the planned development of the project. In addition, the Company also reported an increase in its preliminary capital cost estimates for the Meadowbank Project due to higher than anticipated costs for almost all items required for construction.

In February 2005, the results of the Feasibility Study on the Meadowbank Project were announced.  The Feasibility Study incorporates improvements to the mine model resulting from a re-design completed in 2004 by the Company and AMEC. This mine re-design has increased mill throughput to 7,500 tonnes per day, while maintaining high gold recoveries.  Updated resource estimates for the Feasibility Study, which incorporate the results from the 2004 drilling program, were prepared in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P. Geo, of AMEC, who is an independent qualified person as defined by NI 43-101.  Such updated resource estimates, which exclude the PDF deposit, consist of measured and indicated resources of 23,346,000 tonnes grading at 4.4 g/t and 3,491,000 tonnes of inferred resources grading 4.2 g/t.  The Feasibility Study contemplates that conventional open pit mining methods will be used to exploit the resources of the project and reflects a total estimated proven and probable open pit gold reserve of 21,896,000 tonnes grading at 3.93 g/t (2,768,000 contained ounces of gold).

The development of the Meadowbank Project is being reviewed under a Nunavut Impact Review Board (“NIRB”) Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  In December 2004, the Company submitted a Draft Environmental Impact Study (“DEIS”) to NIRB.  The report identifies the potential impact that the Meadowbank Project will have on the local environment, socio-economic impacts and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, the Company will prepare a final EIS document which will include responses to matters raised through the NIRB review period.  The Meadowbank Project requires approvals from the NIRB prior to any decision to commence development.

The engineering and construction schedule contemplated within the Feasibility Study assumes that all necessary approvals and licenses with respect to the Meadowbank project are obtained in early 2006.  This would allow shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of a conventional access road from Baker Lake to the Meadowbank site would commence in the fall of 2006.  Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

The Company has budgeted $3.5 million for the 2005 Meadowbank exploration program.  Subject to the availability of third-party drillers, the Company has planned 7,000 to 9,000 meters of diamond drilling to commence in April.  The two phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and additional grassroots exploration on the Meadowbank property.

Cumberland also holds interests in the Meliadine Project in Nunavut, consisting of a 50% joint venture interest in the Meliadine East Project and a 22% joint venture interest (carried to production) in the Meliadine West Project.  Cumberland is the operator of the Meliadine East Project with the remaining 50% joint venture interest held by Comaplex Minerals Corp. (“Comaplex”). Comaplex and one of its wholly-owned subsidiaries (which is the operator of the Meliadine West Project) collectively holds the remaining joint venture interest in the Meliadine West Project which, subject to satisfying all obligations to Cumberland, consists of the right to perfect a 78% interest by financing 100% of the Meliadine West Project to commercial production.   Neither of the Meliadine Projects is considered to be material to Cumberland at this time.

NARRATIVE DESCRIPTION OF BUSINESS

General

We are a mineral exploration and development company engaged in the business of exploring and developing our mineral properties in Nunavut, principally for gold. To date the Company has no producing properties.  The Company’s principal focus in recent years has been the development of the Meadowbank Project on which the Company has completed extensive drilling and test work.  A pre-feasibility study was commissioned in the spring of 2000 and a preliminary economic evaluation was initiated in the fall of 2001. A Feasibility Study was commenced in October 2002 and completed in February 2005. The Company also has a 22% carried to production interest in the Meliadine West Project also located in Nunavut.  In addition, the Company is the operator of and holds a 50% interest in the Meliadine East Project.

As at December 31, 2004, the Company had 12 employees.

Applicable Governmental Regulation

Our principal mineral properties are located in Nunavut, Canada. Minerals in Canada are owned generally by the state (i.e., the public). Provincial governments administer the mineral resources within their respective provinces. However, in Nunavut managerial responsibility with respect to minerals is shared between the federal government and certain Inuit organizations as discussed below.

Under a July 3, 1993 Nunavut Final Agreement entered into between the Government of Canada and the Inuit of the Nunavut Settlement Area of the Northwest Territories (the “NFA”), the Inuit were granted ownership of 355,968 square kilometres of land in the Settlement Area. There are 944 parcels (16% of Nunavut) of Inuit Owned Lands (“IOL”) where the Inuit hold surface title only (“Surface IOL”). The Crown retains the mineral rights to these lands. Inuit also hold fee simple title, including mineral rights, to the remaining 150 parcels of IOL (“Subsurface IOL”), which total 38,000 square kilometres and represent approximately 2% of the territory. Surface title to all IOL is held in each region by one of three Regional Inuit Associations (“RIA’s”) which are responsible for the administration and management of surface lands falling within their respective jurisdictions, including the granting of third party surface rights in those lands. Mineral title to Subsurface IOL is held by Nunavut Tunngavik Incorporated (“NTI”), which is responsible in consultation with the RIA’s, for the administration and management of subsurface rights in those lands, including the granting of third party subsurface interests in those lands. NTI’s mandate includes safeguarding, administering and advancing the rights and benefits of the Inuit of Nunavut to promote their economic, social and cultural well-being through succeeding generations. The Lands and Resources Department of NTI is responsible for the implementation of Inuit responsibilities related to the management of IOL, the environment, minerals, oil and gas, and marine areas. NTI issues rights to explore and mine through its own mineral tenure regime. Mineral rights (mineral claims or leases) that existed at the time of the signing of the NFA, known as “grandfathered rights” continue to be administered by the federal Department of Indian Affairs and Northern Development (“DIAND”) until they terminate or the holder transfers its interests to the NTI regime. For both Surface IOL and Subsurface IOL, access to the land, through a Land Use Licence or Commercial Lease, must be obtained from the appropriate RIA.

DIAND administers mineral rights to the 98% of Nunavut for which the Crown owns these rights through the Canadian Mining Regulations pursuant to the Federal Territorial Lands Act. This includes Surface IOL, for which access to the land must nevertheless be obtained from the RIA as explained above. Crown-owned minerals may be acquired by staking and recording a mineral claim in accordance with the procedures set out in the Regulations. The mineral properties administered by the Federal Government under the Canadian Mining Regulations are subject to a lower royalty structure than the properties administered by the NTI.

There are two forms of mineral tenure that grant exclusive rights on Subsurface IOL, administered by NTI. These are the IOL Mineral Exploration Agreement (usually referred to as the “Exploration Agreement” or “EA”) and the IOL Mineral Production Lease (referred to as the “Production Lease”). The Exploration Agreement grants a company or individual the exclusive right to explore and prospect for minerals (excluding oil and gas and specified substances, such as construction materials and carving stone) on a portion of Subsurface IOL. This area, referred to as the Exploration Area, is similar in many ways to a mineral claim under the Canada Mining Regulations. The Production Lease grants the holder of an Exploration Agreement the right to produce minerals from a portion of the Exploration Area known as the Production Lease Area.

Since 1999, NTI has had in place a system of application that does not require staking when applying for an Exploration Agreement. Rather, the application requires only a description of the Exploration Area based on a latitude and longitude. Under the standard terms, successful applicants, upon executing the new Exploration Agreement and submitting the first year’s annual fees, will be granted the exclusive rights to explore for minerals in the Exploration Area. In order to gain access to the land, however, the applicant must obtain a surface right issued by the RIA.

Existing third party interests in IOL (“grandfathered” interests) are protected under the NFA as follows:

(a)

Where a third party has been granted a surface interest in IOL (e.g. a Land Use Permit under the Territorial Land Use Regulations), that interest will continue in accordance with the terms and conditions on which it was granted. However, the rights and obligations of the federal government in relation to that interest are assumed by the appropriate RIA and that RIA is entitled to receive from the third party whatever consideration was payable to the federal government for the interest granted;

(b)

Where a third party has been granted a subsurface interest (e.g. a mining lease under the Canada Mining Regulations) in IOL, that interest will continue in accordance with the terms and conditions on which it was granted, including any rights granted under the legislation which gave rise to the interest, or any successor legislation applicable to similar interest in Federal Lands. However, where any successor legislation would have the effect of diminishing the rights afforded to the federal government, it will not bind NTI without its consent.  NTI is entitled to receive whatever compensation is payable by the interest holder for the use or exploitation of mineral rights. The federal government will continue to administer the third party interest on behalf of NTI unless the third party and NTI enter into an agreement under which the third party agrees to the administration of their interest by NTI.  If an agreement is reached the applicable federal legislation will cease to apply to the third party interest.

With respect to our “grandfathered” claims and leases (“tenure”) at the Meadowbank and Meliadine properties:

(i)

If any interest in subsurface rights lapses and is re-staked, or if additional ground is staked, then, under the NFA, such interests would be administered by the Designated Inuit Organization (“DIO”) and subject to the rules established by the DIO; NTI is the DIO in respect of subsurface rights and the regional Inuit Association is the DIO in respect of surface rights.

(ii)

We have the option of having the tenure administered by the federal government under the Canadian Mining Regulations or administered by NTI. The tenures, which make up the Meadowbank and Meliadine properties, were acquired by staking prior to the signing of the NFA. Under the NFA, the mineral rights of existing claims are administered by the Federal Government. If the tenure holder determines a benefit to having the tenures administered by the NTI, the tenure holder may choose to lapse the claims and immediately re-acquire them under a NTI concession.

(iii)

Surface access is allowed pursuant to Article 21 of the NFA, however, since the Inuit have the surface title to the area of our tenures, negotiations will be required with the DIO before mineral development could proceed. If a decision is made to bring the properties into production, an Inuit Impact Benefits Agreement (“IIBA”) will be necessary. The IIBA is negotiated with the DIO. Surface access to the properties is currently granted by a Land Use Permit issued by the local RIA.

There are a number of other federal and territorial regulatory authorities that have jurisdiction in Nunavut, including four resource management boards: the Nunavut Water Board (“NWB”), the Nunavut Impact Review Board (“NIRB”), the Nunavut Wildlife Management Board and the Nunavut Planning Commission.  Any water use on Inuit lands requires permitting.  The NWB issues all water licenses and permits within Nunavut subject to a review by NIRB, which could provide recommendations to the NWB respecting permit issuances.

Overall project approval and operating permits are dependent on an environmental assessment process together with community consultation and the negotiation of an acceptable IIBA made under the NFA.

MEADOWBANK PROPERTY, NUNAVUT

The Meadowbank property is the subject of an independent technical report on project resources, “Meadowbank Resource Estimate” dated January 29, 2004 (the “2004 Technical Report”) and an independent technical report on the feasibility study, “Meadowbank Gold Project, Nunavut, Technical Report” dated March 31, 2005 (the “2005 Technical Report”).  Both of these reports were prepared for the Company by AMEC Americas Ltd. (“AMEC”) under National Instrument 43-101.  The resource estimates and other information in the 2004 Technical Report were updated as part of the 2005 Technical Report.  Certain of the following information related to the Meadowbank property is derived from these two reports.  Readers are encouraged to review the 2004 Technical Report and the 2005 Technical Report, both of which are available on SEDAR at www.sedar.com.

Property Description and Location

The Meadowbank Project consists of 10 Crown mining leases and 3 NTI exploration concessions located in the Kivalliq District of Nunavut in Northern Canada; National Topographic Series (NTS) Mapsheets 56 E/4 and 66 H/1, UTM (Zone 14) coordinates 7214000 N and 638000 E, near latitude 65° 00’ N and longitude 96° 00’ W. The property lies in the Third Portage Lake area, approximately 70 km north of the Hamlet of Baker Lake.

Title to the 10 leases and 3 concessions is held 100% by Cumberland. The table below lists the status of mineral tenure for the Meadowbank Project. All of the mining leases and Exploration Concessions are currently in good standing, including the NTI Exploration Concession that contains the Vault deposit.  All the surrounding claims are contiguous, with the exception of one sub-area of concession BL 14-99-02.  The Crown mining leases have been legally surveyed, but the NTI Exploration Concessions have not.  (Note: NTI concessions were acquired by map staking and there is nothing on the ground to survey)

The table below shows the status of mineral tenure for the Meadowbank Project, including the Vault deposit:

Claim Name	Lease #	Effective Date	Expiry Date	Acreage	Hectares
Crown Mining Leases
Dick	3669	13 Dec. 1995	13 Dec 2016	1800	728.44
Carey	3670	13 Dec. 1995	13 Dec 2016	2545	1029.93
OY 2	3782	27 Apr. 1998	27 Apr. 2019	2547	1030.74
OY 3	3783	27 Apr. 1998	27 Apr. 2019	2582	1044.90
OY 4	3784	27 Apr. 1998	27 Apr. 2019	1954	790.76
YO 1	3777	27 Apr. 1998	27 Apr. 2019	1460	590.84
YO 2	3778	27 Apr. 1998	27 Apr. 2019	2020	817.47
YO 3	3779	27 Apr. 1998	27 Apr. 2019	1652	668.54
YO 4	3780	27 Apr. 1998	27 Apr. 2019	1105	447.18
YO 5	3781	27 Apr. 1998	27 Apr. 2019	607.76	245.95
NTI Exploration Concessions
BL 14-99-01		31 Dec. 2000			9234
BL 14-99-02		31 Dec. 2000			8502
BL 14-99-03		31 Dec. 2000			5390

The NTI Exploration Concessions are being explored under an agreement with NTI, the non-profit organization responsible for administering mineral rights on Inuit-owned Lands. The agreement has undergone several years of review and has only recently been standardized by NTI. Provisions include yearly exploration expenditures and fees and standard reporting requirements similar to those existing under federal jurisdictions for assessment. The yearly land fees and required exploration expenses for the NTI Exploration Concessions increase as the exploration agreements mature. For 2005, the Exploration Concessions require payment of $57,815 for land fees and combined expenditures of $416,268 on exploration directed at the exploration areas.

During the exploration phase, lands within Exploration Concessions can be held for up to 20 years. The agreement incorporates a production lease, which can be activated upon delivery of a pre-feasibility study. Production from the new lands will be subject to a 12% net profits interest royalty in which annual deductions are limited to 85% of gross revenue. All deductions are placed into one deduction pool and can be carried forward until fully deducted. The agreement also allows for potential participation by NTI in financing all or part of planned mine development.

The Crown mining leases are administered under federal legislation.  The annual crown lease fees for 2005 are $7,394 and there are no annual work commitments.  Production from the Crown mining leases will be subject to a royalty of up to 14% of adjusted net profits, as defined in the Canada Mining Regulations.

Two permits are required to conduct exploration work on Inuit Owned Lands in the Kivalliq Territory of Nunavut. One is the Land Use Permit administered by the Kivalliq Inuit Association (“KIA”). Under the terms of a commercial lease agreement dated November 30, 2004, the Company is required to submit a proposal of work annually that must be approved by KIA and various boards that administer land use. The other required permit is the Water Use Permit, administered by the Nunavut Water Board, which covers the amount of water the project will use in camp and for exploration purposes in one calendar year.

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  The Company has submitted a Draft Environmental Impact Study (“DEIS”) to the Nunavut Impact Review Board (“NIRB”). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Meadowbank Project is serviced via Baker Lake (70 km to the south), which provides summer shipping access and year-round airport facilities. Winter access to the project area is by helicopter, ski-equipped aircraft or snow vehicle over a winter ice road. Helicopter or float-equipped Twin Otter aircraft provide transportation during the summer. The camp is within 2 km of the Goose Island and Portage deposits, but is approximately 7 km from the Vault deposit.

Land exposure consists of gently rolling hills and muskeg bound by numerous lakes and rivers.  Vegetation is limited to small shrubs, lichen, and grasses.

Arctic winter conditions prevail from October through May, with temperatures ranging from +5°C to -60°C. This region is considered to have an arid arctic climate where snowfall rarely exceeds 1 m and annual rainfall is not significant. Light to moderate snowfall is accompanied by variable winds of up to 90 km/h. Summer temperatures usually range from -5°C to +25°C. Exploration work is generally conducted from March through to September.

The existing camp consists of a large wood framed head office/kitchen/dry facility, three large Weatherhaven all-weather structures (geology office/core shack/recreational facilities) and numerous insulated canvas tents and Weatherhaven sleeper tents. It can currently accommodate up to 60 people. Baker Lake has a year-round population of approximately 1,600 inhabitants and the services available there include a nursing clinic, motels and restaurants, expediters, an all season airport and 2.5 months of ice-free shipping access to Hudson Bay via Baker Lake and Chesterfield Inlet.

As outlined in the Feasibility Study, plant site facilities will need to be constructed, including all processing, maintenance and office facilities, power generation plant, airstrip, sewage treatment, water supply facilities and fuel storage tanks.  Baker Lake facilities will include a barge landing site and storage facilities which will be linked to the mine site with a 102 kilometre long conventional access road.

History

Exploration for gold in the Meadowbank area was motivated by the discovery of uranium in the Baker Lake basin in the 1970s. In the following decade, regional grassroots exploration programs outlined gold-bearing Archean greenstone belts in the Baker Lake area. In the Meadowbank area, this work culminated in the staking of ground by Wollex Exploration in 1983 due to the presence of anomalous gold and silver values in prospecting samples.

In 1985, a joint venture with Asamera Minerals (“Asamera”) (60%) and Comaplex (40%) was launched to explore gold and silver showings in the area. Over the next few years, several of these targets were evaluated by diamond drilling and by land-based magnetometer, VLF and airborne magnetometer geophysical surveys. In 1987, the Third Portage deposit – the first of five gold deposits currently known at Meadowbank, was discovered.

Six exploration permits were acquired in 1989, and the joint venture was expanded to include Agnico-Eagle Mines, Hecla Mining Company, and Lucky Eagle Mines. This joint venture executed a detailed exploration program that consisted of ground magnetic and EM geophysical surveys, 1,529 m of core drilling and surface mapping. Over the next two years work was focussed on and around the Third Portage deposit. Three wide-spaced drill holes intersected mineralization in what is now known as the Goose Island deposit.

Agnico-Eagle, Hecla Mining, and Lucky Eagle did not fulfill their work obligations in 1992 and ceased to be partners in the joint venture.

In 1994, Cumberland entered the joint venture by acquiring Asamera’s 60% interest.  The remaining 40% interest was acquired from Comaplex in 1997.

Geological Setting

The deposits that make up the Meadowbank Project lie in the Rae subprovince of the western Churchill Province of the Canadian Shield. The host unit is the Archean (ca. 2.7 Ga) Woodburn Lake Group, which occurs as a narrow neck of structurally complex supracrustal rocks sandwiched between granite plutons.  Rocks of the Woodburn Lake Group have been correlated with units of the Prince Albert Group to the northeast towards Committee Bay.  Correlations with supracrustal rocks to the south across the Snowbird Tectonic Zone near Baker Lake are less clear. The Paleo-proterozoic Baker Lake Basin unconformably overlies the Woodburn Lake Group to the south.

The Woodburn Lake Group consists of quartzites, komatites, iron formation, felsic to intermediate volcaniclastic rocks and related sedimentary rocks. These units are variably deformed and metamorphosed at greenschist to granulite facies. The regional metamorphic history is characterized by amphibolite facies assemblages to the south of the Meadowbank Project. To the north, chloritoid-bearing greenschist facies assemblages prevail, suggesting that the Meadowbank gold deposits lie near the greenschist-amphibolite transition. A low-grade Hudsonian thermal metamorphic overprint is indicated by 1750 Ma K-Ar ages of micas, and Hudsonian magmatic activity documented by 1835 Ma monzonite in an underformed granite dyke south of Meadowbank.

Three principal deformation increments are preserved throughout the Meadowbank region. These entail an early tight to isoclinal folding and profound transposition (“D1”), subsequent mesoscopic to macroscopic kink folding (“D2”) of D1-related fabrics, and a gentler crenulation overprint (“D3”), which weakly modifies D1-D2 fabrics. The morphologies of the D1-D3 structural fabric elements, and their relative timing relations, are consistent throughout the area.

The Meadowbank property is underlain by a complex, polydeformed package of Archean supracrustal rocks that is dominated by intermediate volcaniclastic rocks and wackes, with lesser interbedded iron formation, pelitic schist, ultramafic schist and quartzite.

Exploration

After entering the joint venture in respect of the Meadowbank Property in 1994, the Company continued drilling and geophysical programs, including detailed ground magnetic surveys and Max Min (HLEM) surveys, through to 1997. This work further delineated the Third Portage deposit and outlined the Goose Island deposit. The North Portage deposit was also discovered and delineated during this period.  In 1997 Cumberland became the sole owner/operator of the project when it acquired Comaplex’s 40% interest.

In 1998 and 1999, a total of 24,191m of drilling was completed in 160 drill holes on all of the deposits. In 1999, extensive surface trenching at the Third Portage deposit was completed. Also in 1999, Cumberland initiated a regional prospecting program to the north of the known deposits. The focus was on re-assessing property that had been previously explored by the original joint venture. This work indicated the existence of two mineralized trends in the Meadowbank area and led the company to acquire three mineral exploration agreements (“NTI Exploration Concessions”) on approximately 30,000 ha on 31 December 1999. These land parcels were contiguous with the mining leases surrounding the existing Meadowbank deposits.

In 1999 Cumberland retained MRDI (now AMEC) to complete a pre-feasibility study on the Bay Zone, Goose Island, North Portage and Third Portage deposits. The work included an estimate of the mineral resource and reserve and involved a preliminary mine plan that utilized a combination of open pit and underground mining methods. Exploration in 2000 focussed on the newly acquired concessions and concentrated on locating mineralization proximal to the existing Meadowbank deposits that would be amenable to open pit mining.  In the spring, 38 drill holes were completed (3,547 m) on three showings, one of which was the Vault occurrence.  This work resulted in the discovery of the Vault deposit.

The 2001 exploration program consisted of grid preparation, ground geophysics, and continued diamond drilling on the Vault prospect. The geophysical programs included ground magnetic, down-hole IP, and 1,590 line km of airborne magnetometer and EM surveys. Drilling in 2001 consisted of 4,044 m in 19 holes and targeted along-strike and down-dip extensions of the mineralization.  It also filled in portions of the deposit drilled in 2000.

MRDI was again contracted by Cumberland to update the geological resource on the new Vault deposit based on the 2000 and 2001 drilling results. This work was completed in November of 2001.

In 2002, Cumberland completed 8,191m of definition diamond drilling in 66 holes at the Vault deposit.  Most of these holes were designed to increase the sampling density within the relatively near surface portion of the deposit and to improve confidence levels in preparation for the Feasibility Study.  Additionally, 18 holes totalling 1,783m were completed on the PDF deposit. These holes followed up on scattered drill hole intersections obtained during 2000, and were successful in partially delineating a significant new zone of mineralization. In the Portage area, 6,022.5m of drilling was completed in 58 holes. Most of the drilling in the Portage area focused on the newly discovered Connector zone and infill in the North Portage Deposit in preparation for the Feasibility Study. These holes successfully connected the North and Third Portage areas into one single deposit, providing continuous mineralization over 1800 m of strike length. Other exploration work in 2002 included the completion of a large program of overburden reverse circulation (“RC”) drilling in the area between the Vault and North Portage deposits in an effort to locate gold anomalies in the glacial till immediately down-ice of buried deposits.  The work resulted in the definition of several anomalies.

In 2003 a combined total of 165 holes (16,153.5 m) were drilled at the Vault, Portage and Goose Island deposits. One hundred and five (9,058 m) of the holes were drilled at Vault, 55 (6,817.5 m) were drilled at Portage, and 5 (278 m) were drilled at Goose Island. All of these holes were designed as infill holes to improve confidence levels for future resource estimates. An additional 7 holes totalling 912 m were drilled at the PDF deposit, expanding it to 300m of strike extent and up to 250 down dip extent. Ten exploration drill holes totalling 1103 m were drilled on the Wally South target, 3 km to the north of the Vault deposit. The RC program was continued in 2003 to cover a 12.2 km2 area between Crown and Longroot areas in a 100m x 300m grid pattern. A total of 381 vertical holes (1517.4m) were completed. The program was successful in generating a number of exploration targets including several proximal to the Vault deposit. Anomalies were also detected in the Crown and Longroot areas.

Exploration in 2004 continued to focus on the definition of the Vault and Goose Island deposits.  At Vault a total of thirty holes (4785m) tested the down dip potential and strike potential at the north end of the deposit. The drilling was successful in extending the down dip extent roughly 50 metres and the strike extent 100 metres to the north. High grade mineralization was encountered, particularly at the north end of the deposit. The Phaser Lake area, an extension of the Vault stratigraphy, was tested with 17 drill holes (2642m) with most holes encountering narrow, sub-economic gold mineralization.

At Goose Island 37 holes (6878m) were drilled including infill holes upgraded the drill pattern to 25 m centres over the entire deposit and step out drilling at both the north and south ends of the deposit. The step outs extended the known strike extent by 75 metres at the south end of the deposit where some very high grades were encountered, and significantly improved the resources over the northern 100 metres of the deposit.

Nine holes (1150m) drilled at PDF in 2004 continued to expand the mineralized zone, which remains open downdip. Highlights include 5.60 g/t gold over 3.02 m in hole PDF04-035 and 6.79 g/t gold over 2.51 m in hole PDF04-036. With these results incorporated into the database the PDF deposit is estimated to host an inferred resource of 73,000 ounces in 507,000 tonnes grading 4.5 g/t gold. Further drilling is planned to expand this resource.

Other 2004 exploration drilling included 9 holes (1165m) on the Jim prospect which returned values of up to 1.62 g/t gold over 4.50m (hole JZ04-002) and 1.06 g/ty gold over 6.20 m (JZ04-008), and 11 holes (1559m) at the Crown prospect with mineralization being encountered in 8 holes. Crown highlights include 4.04 g.t gold over 3.45m and 10.25 g/t gold over 1.50m, both intercepts from hole CR04-006.

Elsewhere, a till sampling program was carried out in 2004 in the Ukalik area at the north end of the property. A total of 56 till samples were collected on a grid with 200 x 400 m spacing. A count of pristine and modified gold grains returned anomalous results that are open in the up ice direction. A follow up program is planned for 2005.

Mineralization

Gold mineralization in the Meadowbank deposits is intimately associated with sulphides, dominantly pyrite and pyrrhotite. Arsenopyrite is typically absent.  The styles and timing of gold mineralization discussed below are based on observations of the banded iron formation hosted deposits near Third Portage Lake: Portage Deposit and Goose Island, and the Bay Zone, and from work on the more recently discovered shear hosted Vault Deposit, seven kilometres to the north.  Similarities in the styles of mineralization found in these deposits indicate that these observations are valid in a regional context.

Goose Island and Portage Deposits

In the main deposit area, near Third Portage Lake, pyrrhotite and pyrite occurs in two main habits. Most predominant is as replacement of magnetite in the oxide iron formations where the sulphides tend to be concentrated along SO//S1 planes and possibly S2 in fold limbs. Also important is sulphide occurring as fracture fill ± silica and disseminations in both the iron formation and surrounding clastic units. Total sulphide content generally varies from 1% to 2% up to approximately 10%. Locally over very short widths sulphide content, the proportions of pyrrhotite versus pyrite and replacement versus fracture fill can be higher and variable. In the Goose Island and Third Portage areas pyrrhotite replacement is dominant while in North Portage pyrite replacement is dominant. Gold grades do generally increase with increasing sulphide content however there does not appear to be a specific correlation with either pyrrhotite or pyrite.

The bulk of the gold mineralization in the deposits is contained within the iron formations (wrapped around a core of ultramafic rocks), with mineralization in the clastic units probably representing remobilization and secondary enrichment by gold bearing fluids. The gold tends to be concentrated along the lower limb and in the hinge areas of the recumbent fold, and shows excellent continuity both along strike and down dip through the deposits. The concentration of sulphides and gold along S1 and S2 in the deposits indicates that the bulk of the mineralization must have occurred during the D1-D2 deformational event (syn D1-D2). Later concentrations of pyrite ± pyrrhotite and gold are associated with local quartz veins that appear to occur along the axial planes of F3 folds. This style of mineralization is probably related to remobilization of pre-existing gold during the D3 deformational event.

Defined over a 1.85 km strike length and across lateral extents ranging from 100 m to 230 m; the geometry of the Third and North Portage deposits consists of a NNW striking recumbent fold with limbs that extend to the west. The hinge area is only expressed in parts of the strike and the lower limb is preserved throughout (splitting into several strands in the hinge area). The mineralization in the lower limb of the fold is typically 6 m to 8 m in true thickness, reaching up to 20 m in the hinge area. A later folding event has created a north-south “porpoising” effect on the gold-bearing units. This deposit group remains open along the strike to the north, at depth and southwards towards the Goose Island deposit.

The Goose Island deposit is similar in its geometry and setting, with a NNW trend and a steep westerly dip.  Mineralized zones typically occur as a single unit near surface, splaying into several limbs at depth.  The deposit is currently defined over a 750 m strike length and down to 500 m at depth (mainly in the southern end); with true thicknesses of 10 m to 12 m (reaching up to 20 m locally).

Vault Deposit

At the Vault Deposit pyrite is the dominant gold bearing sulphide mineral. Sulphides occur in several planar, shallowly dipping lenses that are associated with a zone of deformation that is generally expressed by a strong foliation (SO/S1 plane). Mineralization tends to be concentrated in the volcaniclastic units, where the sulphides occur as weak to strong disseminations and as fracture fill, with percentages ranging from 1% up to 10% to 15%. Later cross cutting quartz-carbonate veinlets carrying minor chalcopyrite, sphalerite, galena and occasionally grains of native gold, which are present locally.

There is a strong correlation between sulphide content and sericite-silica alteration. The association between sericite alteration and gold is also prevalent in the mineralized clastic units of the other deposits at Meadowbank. In the Vault area, the iron formations tend to lack significant gold mineralization; this may be due partly to their discontinuous and wispy nature. The gold mineralization in the Vault deposit shows excellent continuity both down dip and along strike.

The Vault Deposit is planar with a defined strike of 1,100 m at an azimuth of 047° (UTM – zone 14).  It remains open down its dip of 22° to the southeast; but has been defined for 700 m, down dip.  The deposit has been disturbed by two sets of normal faults striking east-west and north-south and dipping moderately to the southeast and steeply to the east respectively. The main lens has an average true thickness (based on 1g/t shell) 8 m to 12 m, reaching as high as 18 m locally. The hanging wall lenses are typically 3 m to 5 m (up to 7 m) in true thickness.

PDF Deposit

Drilling completed on the PDF deposit to date has intersected a succession of fine to very fine grained, intermediate volcanics with variable intensities of chlorite and/or sericite alteration. The intermediate volcanic unit varies from approximately 3 to 20 metres in thickness and is commonly interbedded with very fine grained to aphanitic chlorite schist.

Gold mineralization in the PDF deposit is associated with anastomosing and irregular, S1 parallel to sub-parallel, quartz-carbonate veins that contain 1 to 5% disseminated pyrite. Silicification and pyrite contents as high as 15 to 20% have been reported locally. Chlorite alteration and trace arsenopyrite and pyrrhotite may also be associated with the veining. The mineralized intersections are all hosted in the interbedded iron formation and chloritic schist.

To date, gold mineralization has been intersected in 29 of 39 holes drilled in the PDF deposit area. The mineralized zone has been traced along strike for approximately 350 metres and up to 250 metres down dip locally. The deposit remains open for further expansion, especially down dip.

Drilling

A total of 801 diamond drill holes were used for the resource estimate for the Feasibility Study. Out of these 264 were drilled on the Vault deposit, 116 on Goose Island, and 421 on Portage. All of the drilling data stored in the Meadowbank resource modelling database has been collected from diamond core holes. Almost all of the holes were completed with NQ sized equipment, with the only exceptions being 11 metallurgical holes and 8 geotechnical holes that were completed with larger HQ sized equipment. One contractor, Boart Longyear Drilling of Saskatoon, Saskatchewan, has completed all of the holes at Meadowbank, utilizing two LY-38 drill rigs that were joined in 1999 by a hydraulic LF70 rig. The equipment and methods used to collect drill core at Meadowbank are consistent with industry standard practices.

Surveying

Surveying at Meadowbank is accomplished with a Total Station instrument and calculations are referenced to a series of control points tied to a local geodetic monument.

All of the Goose Island and Portage drill hole and trench sample data is stored in the Gemcom database with Portage local grid coordinates (baseline at 022.58° from true north) and UTM Nad83 Zone 14 co-ordinates.  All of the Vault drill hole and trench sample data is stored in the Gemcom database with Vault local grid coordinates (baseline at 044.39° from true north) and UTM Nad83 Zone 14 co-ordinates.

Collar Locations

With the exception of some very old holes drilled prior to 1990, all collar locations that were drilled prior to the summer of 2002 were laid out along a surveyed reference grid marked by wooden stakes and flagging that had been previously set out with a transit. Hole locations drilled prior to 1990 were laid out with a compass and chain. Hole locations drilled after the spring of 2002 were laid out with a Total Station.

The majority of the drill hole collar locations at Meadowbank have been surveyed with a Total Station after or during drilling. However, drill holes collared on lake ice before 2002 were not surveyed. Contract surveyors located the hole collars drilled on land prior to 2002 with a Total Station in batches after the drilling campaigns were complete. During and after 2002, Cumberland personnel surveyed the drill holes with a Total Station while the drill was set-up on the hole.

Any risk due to a lack of collar location surveys for the holes drilled from lake ice prior to 2002 is minimized by Cumberland’s use of a Total Station instrument to layout the hole collar position prior to drilling.

Collar Orientations

The collar orientations for the holes completed from 2002 to 2004 were measured by surveying two points on the drill string with a Total Station while the drill was set up on the hole.  Prior to 2002, idealized collar orientations have been utilized because the drill hole collars were surveyed after the drill was moved off the hole. The idealized orientations are based on two assumptions: (1) that the drill azimuth was set up parallel to the wooden stake grid reference line, and (2) that the line was correctly located.

Down hole Surveys

All of the drill holes have been subjected to down-hole orientation surveys with a single shot Sperry-sun instrument. Azimuth data for holes located at Goose Island and Portage were not retained because of the influence of the highly magnetic BIF on the readings. Some of the azimuth data at Vault has been incorporated into the database due to the absence of BIF there.

The drilling contractors conduct the Sperry-sun surveys and the readings were collected at 50m intervals during drilling or after the hole was complete. Cumberland geologists interpret the surveys and applied adjustments for the magnetic declination, UTM correction, and local grid rotation when applicable (Vault only).

A total of 16 holes (11 at Goose Island and five at Third Portage) have been surveyed with a Light-log instrument.  Light-log surveys record the position of a focused light beam at the end of a rod to determine the curvature of the hole and thus magnetic rocks do not affect the results.

Core Logging Procedures

Cumberland geologists logged the drill core in camp. Data on lithology, mineralogy, alteration and structure were routinely collected along with some basic geotechnical parameters such as RQD, fracture density and recovery. Sample intervals were marked by the geologists and assigned sample numbers after geological logging. External consultants completed more detailed geotechnical logging of selected drill holes when warranted.

On the final logs, percentage estimates of sulphide and alteration mineralogy were accompanied by assay results and text descriptions of consistent geological intervals. Lithological unit codes often contained alteration type descriptors. For example, IVsc was a lithologic code used for sericite altered IV. The result of the alteration/lithology combinations is a large number of unique lithologic codes. Collar coordinates and drill hole orientation data were also included on the logs. For most holes, the film disks from the Sperry-sun surveys were attached to the original log.

Sampling, Analysis and Security

Generally, all of the sulphidic core drilled at Meadowbank was sampled along with a minimum “shoulder“ of 1m of waste material on either side of the sulphide-bearing interval.  Sample intervals are geologically constrained and are generally determined on the basis of sulphide content or at lithological contacts.  Sample lengths in the database range from 9cm up to a maximum of 7.27m, but only 20% of the samples have a length greater than 1.0m, and only 0.3% of the samples have a length greater than 2.0m.

The sample intervals marked by the geologists during core logging were split in half longitudinally with a mechanical core splitter. One half was bagged for analysis and the other was returned to the core box and kept as a permanent record. Sampled intervals were marked in the box with metal tags that indicate the interval meterage and the sample number.  Sampling methods are consistent with industry standard practices.

Samples shipments are prepared in multiples of 22, each of which includes one Standard Reference Material (SRM), one blanks sample and one duplicate. This gives good fit with the assay procedures of Cumberland’s primary assay lab (IPL), which uses a 24 sample run with two internal QA/QC samples. Samples are placed in rice bags, the bags securely tied and well labelled. A sample shipment form is included in each shipment and a copy is kept on site.

Samples are transported to Baker Lake via helicopter, bombardier or delta and then shipped by air cargo to IPL Labs in Vancouver. The lab confirms that the entire shipment is received before any analytical work is started. If there is any discrepancy the entire shipment is put aside until it is resolved.

No information is available on the sample preparation protocols that were in place prior to 1995.  From 1995 to the present, the samples were prepared and analyzed at International Plasma Laboratory Ltd in Vancouver, B.C. IPL’s sample preparation protocol involved crushing the sample in a jaw crusher to 95% passing –10 mesh (2mm). The crushed sample was then split in a riffle splitter to a 250g subsample, which was pulverized in it’s entirety to 90% passing –150 mesh (100 µm).  All samples were analyzed by fire assay with an AA finish.  A second fire assay was performed on all samples that returned an AA result of greater than 1.00 g/t gold.

QA/QC programs were implemented at the Meadowbank gold project in 1998 in conjunction with prefeasibility studies concluded in 2000. QA/QC protocols were improved in 2001 in anticipation of future feasibility studies and will continue as development advances and exploration continues.

The first program, which was initiated in 1998, was designed by MRDI Canada at the request of Cumberland. The program consisted of Canmet standard reference materials (“SRM’s”) and blanks inserted into the sample stream by the primary lab (IPL), which also prepared and assayed coarse reject duplicates. Check assays were performed on pulps forwarded to a second lab (Chemex). In addition, a limited number of pulp and reject check assays were performed in 1998 on materials from the 1995, 1996 and 1997 drilling programs.

A more rigorous QA/QC program was instituted by Cumberland in 2001. That program, which is currently in use, consisted of the insertion of CDN Resource Laboratories Ltd. SRM’s, field blanks and field (core) duplicates at the project site. For check assays, 5% of annual samples were submitted to a second lab (Acme) for analysis. In 2003, pulps for a further 5% of the years samples were obtained from the primary lab, new blind standards were inserted, new sample numbers were assigned and the samples were re-submitted to the primary lab.

Results for field duplicates, check assays and re-runs from all programs including 2003, consistently demonstrate an unbiased scatter typical of a coarse gold component or “nugget” effect. Work to date, including pre-feasibility level QA/QC analysis in 2000 yielded similar conclusions. The unbiased nature of the scatter was verified through blind submission of previously assayed pulp samples to IPL and Chemex in 1998. Results from this re-submission program verified that erratic results were likely not the result of poor accuracy or precision, suggesting coarse or liberated gold was the most likely cause of the erratic but unbiased duplicate and check assays. A study needs to be undertaken to determine an ideal pulp sample size, the results of which will be applied to preparation of future exploration program and grade control samples. This will help to reduce this scatter giving greater precision.

Mineral Resource and Mineral Reserve Estimates

Mineral Resources – Portage, Goose Island and Vault deposits

The Feasibility Study assessed the resources of the Portage area, Vault and Goose Island gold deposits.  The PDF deposit which remains at an early stage and requires further exploration was outside of the scope of the Feasibility Study.  The following resource estimates were prepared for the Feasibility Study and are in conformance with the requirements set out in NI 43-101 under the direction of Mr. Steven J. Blower, P.Geo., of AMEC, who is an independent qualified person as defined in NI 43-101.

Meadowbank Project Resources - Q1/2005

Deposit	Category	Tonnes	Grade	Ounces
Portage (1.5 g/t cut-off)	Measured	1,178,000	5.8	220,000
	Indicated	11,120,000	4.6	1,645,000
	Sub-Total	12,298,000	4.7	1,865,000
	Inferred	528,000	4.3	73,000
Goose Island (1.5 g/t cut-off)	Measured	-	-	-
	Indicated	2,541,000	5.5	449,000
	Sub-Total	2,541,000	5.5	449,000
	Inferred	1,740,000	4.5	252,000
Vault Deposit (2.0g cut-off)	Measured	39,000	3.7	5,000
	Indicated	8,468,000	3.7	1,007,000
	Sub-Total	8,507,000	3.7	1,012,000
	Inferred	1,223,000	3.8	149,000
All Deposits	Measured	1,217,000	5.7	225,000
	Indicated	22,129,000	4.4	3,101,000
	Sub-Total	23,346,000	4.4	3,326,000
	Inferred	3,491,000	4.2	474,000

Mineral resources at all three Meadowbank deposits were estimated with three dimensional block models interpolated with inverse distance methods. The interpolations were constrained by geologically controlled three dimensional wireframe solid models of the mineralization.

Three-dimensional solid models of geology and mineralization for each of the Meadowbank deposits were created by Cumberland. They were built by interpreting the geology and extent of mineralization on paper plots of vertical sections displaying diamond drill hole data. Geological interpretations were hand-drawn by Cumberland geological staff and included all lithological and structural features. Care was taken to ensure that the interpretations were consistent from section to section. Grade shells of 1 g/t were constructed with similar methods and utilized mineralized interval composites from the diamond drill holes and the interpreted geology as the primary references. No minimum thickness was applied. Care was taken to ensure that dilution was minimized through the application of consistent rules. Up to 2.0 m of internal waste was allowed, provided that the length-weighted average grade of the waste plus the outer assay result(s) was 0.9 g/t Au or higher. The geometry of the grade shells was heavily influenced by the geological interpretation and as a result they are generally stratabound. However, in some cases they do cross lithologic boundaries – in keeping with the current epigenetic model of mineralization.

The lithology outlines and one-gram shells were then digitized from the paper copies into Gemcom© software as polylines. The polylines were snapped to the drill hole lithology units and composites, respectively, and then wobbled to smooth the outlines between snapping points. The outlines (3-D rings) were then stitched together using tie lines to create separate three-dimensional solids for each of the primary rock types and the one-gram shells. Contour lines were used to create intermediate outlines or to pinch out rock or one-gram solids where needed.

The Meadowbank grade models were validated with four methods:

     1.

visual comparison of colour coded blocks and composites on plans and sections;

     2.

global comparisons of mean block grades and mean composite grades;

     3.

local comparisons of mean block grades and nearest neighbour model grades on a series of section or level slices through each deposit; and

     4.

change of support checks with “Herco” comparisons of model grade and tonnage curves against transformed nearest neighbour grade and tonnage curves.

In determining the appropriate classification criteria for the Meadowbank deposits, several factors were considered:

    NI43-101/CIM requirements and guidelines;

    observations from the site visit in 2003;

    confidence limit analyses;

    experience with similar deposits; and

    historical classification schemes at Meadowbank.

The excellent trench exposures of mineralization at Portage and Vault give sufficiently high confidence to the material within 25m of them to justify classification as Measured.  The confidence limit analyses at these two deposits supports the classification of material drilled with a spacing of 50m x 50m as Indicated.  However, the continuity of grade and mineralization in areas drilled with a larger spacing cannot be sufficiently demonstrated for classification as Indicated, but can be reasonably assumed, given the geological model employed by Cumberland.  Therefore this material is eligible for classification as Inferred.

At Goose Island, the lack of trench exposures and relatively wide spaced drilling precludes the classification of mineralization as Measured. Confidence limit analyses indicate that the portions of the deposit drilled at a spacing of 35m x 35m are eligible for classification as Indicated.  The remainder of the mineralization can be classified as Inferred. The criteria for classification as Indicated are more conservative at Goose Island than at Portage and Vault because the mineralization at Goose Island is more irregular.

Mineral resources – PDF deposit

In addition to the resources at Portage, Goose Island and Vault, the Company has identified an additional deposit, known as the PDF deposit, located 10 kilometres north of the Vault deposit.  The PDF deposit which remains at an early stage and requires further exploration was outside of the scope of the Feasibility Study.

The PDF deposit was expanded by drilling in late 2004 and now hosts Inferred gold resources of 73,000 ounces in 507,000 tonnes grading 4.50 g/t gold.  PDF resource estimates were prepared for Cumberland in accordance with standards outlined in NI 43-101 and CIM Standards on Mineral Reserves and Resources (August 2000).  James McCrea, P.Geo., is the Qualified Person under NI 43-101.  PDF resource estimates are based on 39 NQ diamond drill holes and a total of 1900 samples.  Logging, assaying and QA/QC protocols for PDF are the same as for the rest of the Meadowbank project, as were the resource modeling techniques.

Mineral Reserves

As part of the Feasibility Study, resources from the Third Portage, Bay Zone and North Portage deposits have been incorporated into a single, four-phase open pit design.  Resources from the Vault and Goose Island deposits have been incorporated into two separate single-phase open pit designs.  Resources from the PDF deposit were outside the scope of the Feasibility Study.

The following open pit mining reserves have been prepared in accordance with NI 43-101 and are included within the aforementioned Meadowbank mineral resources.  Mr. Mark Pearson, P.Eng Principal Mining Engineer with AMEC Americas Limited was the independent qualified person responsible for preparation of these mineral reserves.

Meadowbank Gold Project Open Pit Mining Reserves (Proven and Probable)

Open Pit	Category	Tonnes	Grade	Contained Ounces
Portage (1.5 g/t cut-off)	Proven	1,253,000	5.19	209,000
	Probable	9,927,000	4.15	1,325,000
	Sub-Total	11,180,000	4.27	1,534,000

Goose Island (1.5 g/t cut-off)	Proven	0	N/A	N/A
	Probable	2,247,000	5.09	368,000
	Sub-Total	2,247,000	5.09	368,000

Vault Deposit (1.75 g/t cut-off)	Proven	53,000	3.31	6,000
	Probable	8,416,000	3.18	860,000
	Sub-Total	8,469,000	3.18	866,000

All Deposits	Proven	1,306,000	5.11	215,000
	Probable	20,590,000	3.86	2,553,000
	Sub-Total	21,896,000	3.93	2,768,000

Open pit mine designs utilize extensive geotechnical engineering studies to develop pit wall slope parameters. Designs incorporate appropriate pit access ramps, wall slope angles, catchment berms and minimum mining widths for selected equipment using a long term US$400 gold price at an exchange rate of US$0.75 per Cdn$1.00. The average strip ratio for open pit mining is 8.36:1 over the life of the mine.

The resources have been modelled utilizing a 1 gram grade shell.  To convert the in-situ measured and indicated resources to anticipated mined tonnages, a 95% mining recovery was applied, followed by a dilution factor.  The dilution factor was calculated as a function of the mineralized zone thickness. Fifty centimetres of dilution was added to the hanging wall and 50 centimetres added to the footwall.  The diluting material grade was determined by creating 0.5m drillhole composites immediately outside the resource grade shell and calculating the average grade of the composites.  The diluting material grade for each pit area was:  0.29 gms/t in Portage, 0.28 gms/t in Goose, and 0.38 gms/t in Vault.  In addition, a minimum mine-able grade thickness of 3 gram-metres for Portage and Goose and 3.5 gram-metres for Vault has been incorporated into the mine plan.

The open pit mining reserves consist of the inventory of diluted and recovered Measured and Indicated blocks within the final pit designs. Inferred tonnage, within the final pit design, is not included within the reserve and has been added to waste.

The Feasibility Study

The Company announced the results from the Feasibility Study on February 24, 2005, the details of which are described in the 2005 Technical Report.  Initiated in 2003, completion of the study was extended in early 2004 due in part to global escalations in the cost of fuel, steel and other construction items which impacted the preliminary construction cost estimates for the project.  The Feasibility Study incorporates improvements to the Meadowbank mine model as a result of a re-design completed in 2004 by the Company and the study manager, AMEC.  Construction scheduling and capital cost estimation has been prepared by Merit International Consultants Inc. Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd.. The 2005 Technical Report has been prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by NI 43-101.

The most significant improvements are from increased annual production, changes to open pit scheduling and the addition of a proposed conventional access road. The 2005 mine design has increased mill throughput by 36% (to 7,500 tonnes per day) while maintaining high gold recoveries. Resulting gold production is estimated at 316,000 ounces per year over an 8.3 year mine life. The high grade ores from the Portage and Goose Island open pits are scheduled to be mined in the first four to five years, allowing annual production to increase to an average 376,000 ounces over the first four years of production.  Peak production is achieved in Year 1 with 421,000 ounces produced from the Portage pit. A 102 kilometre long conventional access road, to connect the project to the community of Baker Lake, is proposed in the new mine design. This road access will reduce on-site infrastructure requirements, improve efficiencies in construction scheduling and reduce overall operating costs. Major mining equipment will be leased, with an option to purchase. The associated costs are included in pre-production capital and sustaining capital cost estimates.

The study results contemplate an open-pit gold mine and assume a gold price and exchange rate of US$400 per ounce and US$0.75 per Cdn $1.00 respectively and full equity financing.  Highlights of the Feasibility Study include the following:

Meadowbank Gold Project Feasibility

Open Pit Mineral Reserves (Proven and Probable)	2,768,000 ounces
Metallurgical Recovery	93.5%
Mine Throughput	2.73 Mtpa
Mine Life	8.3 years
Average Annual Production Rate	316,000 ounces
Total Cash Cost per Oz.	US$224
Internal Rate of Return Pre-tax After-tax	14.3% 10.7%
Payback Period	4.0 years
Pre-production Capital	Cdn$302 million US$227 million

Open Pit Mining

Mining of the Meadowbank Project will be done by trucks and excavators, and has been projected over an eight plus year mine life.  Ore will be extracted conventionally using drilling and blasting with truck haulage to a primary gyratory crusher located adjacent to the mill.  Waste rock will be hauled to one of two waste storage areas on the property or used for dyke construction or dumped into selective areas of the open pits that have previously been mined out.  Mining will initially be concentrated in the Portage pit area.  Waste material from the pre-stripping will be used as bulk construction materials for dykes, as well as for construction fill material around the site.

During pre-production, ore grade material will be stockpiled close to the primary crusher.  During year one all of the ore material is scheduled to come from the Portage pit.  Waste material will be used to complete the construction of the Goose Island dykes, with the remaining waste hauled to the primary dump north of the Second Portage Lake.

With the completion of the Goose Island dyke, the Goose Island pit will be brought into production and will augment the ore flow from the Portage pit.  These two pits will operate concurrently for a period of four years, from years two through five.  Waste stripping will commence in the Vault pit in year four, with the start of ore mining in year four as the Goose pit comes to a close.  During the last two and half years of the project life, mining will be exclusively from the Vault pit.

Major mining equipment has been based on a five-year lease program.  Equipment leased for the project includes the following:  blasthole drills, mass excavators, front end loader, haulage trucks and tracked dozers.

All production period lease payments associated with the equipment have been included within the sustaining capital for the project.  Minor equipment has been based on owner purchase.

Material movement peaks in year two at a rate of 90,100 tpd when the Goose Island pit is started.  The average material movement over the life of the project is 68,300 tpd.  The rate of delivery of ore to the mill has been set at 7,500 tpd for the life of the mine.

Metallurgical

The recovery of gold from ore within the Portage, Goose and Vault open pit designs is based on detailed metallurgical test work of the materials from the Meadowbank project over the course of 3 years. The sampling of the deposits was extensive and test work was completed using only drill core from ore zones which fall within the proposed mining plan. The sample materials were selected by qualified persons, and the materials best represent geological materials planned to be mined.  The metallurgical test program was completed in 2003 and 2004, with gold recovery studies by SGS Lakefield Research Ltd.

Process

The process design is based on a conventional gold plant flowsheet consisting of primary gyratory crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a carbon-in-pulp (CIP) circuit. The mill will be designed to operate 365 days per year with a design capacity of 2.7 million tonnes of ore per year (7,500 tpd). The overall gold recovery will be about 93.5%, based on expectations from metallurgical testwork, with about 40% typically recovered in the gravity circuit.

The crushed ore is fed to a coarse ore stockpile and then reclaimed to a semi-autogenous (SAG) mill operating in closed circuit with a pebble crusher.  The SAG mill operates together with a ball mill to reduce the ore to about 80% passing 60-90 microns, depending on the ore type and its hardness.  The ball mill operates in closed circuit with cyclones. The grinding circuit incorporates a gravity process to recover free gold and the free gold concentrate will be leached in an intensive cyanide leach-direct electrowinning recovery process.

The cyclone overflow is thickened prior to pre-aeration with air and leaching in agitated tanks. The leached slurry is directed to a six-tank CIP system for gold recovery. Gold in solution from the leaching circuit is recovered on carbon and subsequently stripped by high temperature Zadra elution and recovered form the strip solution by electrowinning, followed by smelting and the production of a dore bar.

The CIP tailings are treated for the destruction of cyanide using the standard sulphur-dioxide-air process.  The detoxified tailings are pumped to the permanent tailings facility. The tailings storage is designed for zero discharge, with all process water being reclaimed for re-use in the mill to minimize the water requirements for the project.

Infrastructure

The Meadowbank project is located 70 kilometres north of the community of Baker Lake. The project site is at 134 metre elevation in low lying topography with numerous lakes.

Plant site facilities will include a mill building with an attached maintenance facility, separate office and dry facilities, assay lab and heavy vehicle maintenance shop.  A separate crusher structure will flank the main process complex.  Power will be supplied by an 18 MW diesel electric power generation plant with heat recovery and an on site fuel storage and distribution system.  A pre-fabricated modular type accommodation complex for 200 persons will be supported with a sewage treatment, solid waste disposal and potable water plant.  The mill-service-power complex will be connected to the accommodation complex with enclosed corridors.

Peripheral infrastructure includes tailings and waste impoundment areas, a seven kilometre haul road to the Vault open pit, and a 1,100 metre long gravel airstrip.

Baker Lake facilities will include a barge landing site located several kilometres east of the community. A storage compound consisting of open storage area, a cold storage building and a fuel storage and distribution complex with 38M L capacity will be constructed next to the barge landing facility.  Baker Lake storage facilities will be linked to the mine site with a 102 kilometre long conventional access road.

Transportation

Ocean transportation of fuel, equipment, bulk materials and supplies to site will be from Montreal (or Hudson Bay port facilities) via barges and ships into Baker Lake during the 2.5 month ice-free window that starts in mid-July of each year.

Baker Lake storage facilities are linked to site by a 102 kilometre long access road. Fuel and supplies will be transported to the site by conventional tractor trailer units.

Transportation for personnel and air cargo will be provided on regular scheduled flights on aircraft based out of northern Manitoba.  Staff living in the surrounding communities will be transported to site by alternate arrangement.

Current exploration and development activities

Environment and permitting

The development of the Meadowbank Project is being reviewed under a NIRB Part 5 review as provided under Article 12 of the Nunavut Land Claims Agreement and existing Federal legislation.  The Company has submitted a Draft Environmental Impact Study (“DEIS”) to the Nunavut Impact Review Board (“NIRB”). The report identifies the potential impacts the Meadowbank Project will have on the local environment, socio-economic impacts, and the management and mitigation measures required to minimize the impacts of the project while maximizing the benefits.  The NIRB is presently reviewing the DEIS and following a period of review and initial hearings, Cumberland will prepare a final EIS document, which will include responses to matters raised through the NIRB review period.  The Company anticipates it could move into the Final EIS stage in the fall of 2005. Final approvals and licenses are anticipated in early 2006.  The Meadowbank Project requires approvals from the NIRB prior to any decision to commence development.

Engineering and construction schedule

The engineering and construction schedule for the project assumes that all necessary NIRB approvals and licenses are obtained in early 2006 allowing shipping of equipment and supplies in the 2.5 month 2006 shipping season (mid-July to late September).  Construction of the access road from Baker Lake to the Meadowbank site would commence in the fall of 2006. Upon completion of the access road a mine construction period of 18 months is required with production commencing in mid-2008.

2005 Exploration program

In March 2005, the Company announced a budget of $3.5 million for the 2005 exploration program at the Meadowbank property.  Subject to the availability of third-party drillers, the Company has planned 7,000 to 9,000 meters of diamond drilling to commence in April.  The two phased exploration program will focus on increasing gold reserves and resources and includes drilling targets at or near existing deposits and additional grassroots exploration on the Meadowbank property.

At the Goose Island deposit, the Phase 1 drill program will focus on expansion of high grade intersections yielded in the 2004 drill program.  Sound of the Goose Island deposit, drilling will test an 850 metre strike length of stratigraphy where previous wide spaced drilling has intersected gold mineralization similar to the Goose Island deposit.  The Phase 1 program will also focus on the PDF deposit, which remains open for expansion at depth.  The Phase 2 program will consist of up to 2,000 metres of drilling, grassroots exploration on favourable structures north of the Vault deposit, and follow-up exploration on numerous recently defined prospects situated both near the proposed open pits and across the property.

RISK FACTORS

Speculative Nature of Mineral Exploration and Uncertainty of Development Projects

Mineral exploration is highly speculative in nature, involves many risks and is frequently not productive. There can be no assurance that our exploration efforts will be successful. Success in identifying and increasing mineralized material and converting such mineralized material to resources and reserves is the result of a number of factors, including the quality of a company’s management, its level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineral resources are discovered, it may take many years until production is possible, if at all, during which time the economic feasibility of production may change. Substantial expenditures are required to establish mineral resources and proven and probable reserves through drilling, to determine the optimal metallurgical process to extract metals from the ore and to construct mining and processing facilities and related access, transportation, power and fuel infrastructures, particularly in environmentally sensitive remote locations, such as the areas of Nunavut where our properties are located. As a result of these uncertainties, no assurance can be given that our exploration programs will result in commercial mining operations.

Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, estimates of mineral resources and proven and probable reserves and cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of gold, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase, and delays often can occur in the commencement of production. If we should ultimately be successful in achieving commercial production at Meadowbank, our project operations, including mining, transportation of materials and shipping, may be adversely affected by severe climatic conditions, due to the remote northern location of such project.

Operations Risks

The business of exploratory searches for minerals and the business of mining is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, unanticipated changes in metallurgical characteristics and recovery, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions, and other acts of God or unfavourable operating conditions and bullion losses. Such risks could result in damage to, or destruction of mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Our properties are located at high latitudes and, as a result, conducting exploration, construction or mining operations may be hampered by severe weather conditions.

Risks of Non-Availability of Insurance

Where considered practical to do so, we maintain insurance against risks in the operation of our business in amounts, which we believe to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risks. We may become subject to liability for cave-ins, pollution or other hazards against which we cannot insure or against which we may elect not to insure because of high premium costs or other reasons. The payment of such liabilities would reduce the funds available for exploration and mining activities.

Financing Risks and Dilution

Although we currently have sufficient financial resources to undertake our presently planned exploration and development program at Meadowbank, further exploration on, and development of, our mineral properties in Nunavut will require additional capital. In addition, a positive production decision on our Meadowbank project would require significant additional capital for project engineering and construction. Accordingly, the continuing exploration and development of our projects depends upon our ability to obtain equity and debt financing on reasonable terms. There is no assurance the Company will be successful in obtaining the required financing. If we are unable to acquire additional capital we will be forced to curtail exploration and development activities and general administrative spending and may seek to joint venture or farm-out some of our properties. In addition to the need to complete additional equity financings in order to advance our exploration and development projects, there are a number of outstanding securities and agreements pursuant to which our common shares may be issued in the future. This would result in further dilution to our shareholders.

Mineral Reserves and Resources

Our published mineral reserves and resources are estimated only and no assurance can be given that probable reserves or inferred, indicated and measured resources will be moved to higher confidence levels or that any particular level of recovery of minerals will in fact be realized or that identified mineral resources will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. In addition, the grade of mineral resources ultimately mined may differ from that indicated by drilling results and such differences could be material. While the Company’s reserves and resources are estimated by independent and experienced third parties, material changes in mineral reserves and resources, grades, stripping ratios, recovery rates, capital or operating costs (including fuel costs) and declines in the market price of gold may affect the economic viability of projects.  It cannot be assumed that mineral resources will ever be upgraded to reserves.

Limited Operating History: Losses

We have limited experience in the development of mines and in the construction of facilities required to bring mines into production. We have relied and may continue to rely upon external consultants and others for expertise in these areas. We may determine that it is not commercially feasible or it is impractical to commence commercial production on our projects or, if commenced, to continue commercial operations. We have no experience in mining or processing of metals.

We have experienced losses in all years of operations. As at December 31, 2004, our deficit totalled $65.7 million. All of our activities have been of an exploration nature. There can be no assurance that we will generate profits in the future.

Share Price Volatility

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of our common shares fluctuated from a high of $5.25 to a low of $1.72 within our two most recent fiscal years, being 2004 and 2003.  Share price fluctuations are likely to continue in the future.

Gold Price Volatility

The market price of gold is volatile and cannot be controlled. If the price of gold should drop significantly, the economic prospects of the projects in which we have an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of gold are discovered, a profitable market may exist for the sale of gold. Factors beyond our control could affect the marketability of any gold discovered or produced. Gold prices have fluctuated widely, particularly in recent years. The marketability of gold is also affected by numerous other factors beyond our control, including government regulations relating to royalties and allowable production, the effect of which cannot be accurately predicted.

Factors tending to affect the price of gold include:

    the relative strength of the U.S. dollar against other currencies;
    government sale or lending of gold bullion, and perceptions of their future intentions;
    government monetary and fiscal policies:
    expectations of the future rate of global monetary inflation and interest rates;
    general economic conditions and the perception of risk in capital markets;
    political conditions including the threat of terrorism or war and restrictions on holding of gold;
    speculative trading;
    investment demand for gold;
    supply of gold from production, disinvestments and scrap recycling.

Currency Fluctuations

Currency fluctuations may affect the operating revenue that the Company realizes in the future. Gold is sold throughout the world based principally on the U.S. dollar price, but most of the Company’s capital costs and expenses are expected to be incurred in Canadian dollars. The appreciation of the Canadian dollar against the U.S. dollar could result in a decrease in the Company’s future operating revenue in Canadian dollar terms. Conversely, a depreciation of the Canadian dollar against the U.S. dollar could result in an increase in the Company’s future operating revenue in Canadian dollar terms.

Impact of Price increases on Construction Items

The amount of capital costs associated with the development of a mining property is adversely impacted by escalations in the price of items related to construction, including steel, fuel, concrete and other construction consumables. Such price escalations are caused by numerous factors beyond the Company’s control.

Title Matters

Some of the mining claims in which we have an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. Such claims have not been converted to lease and tenure, and are, accordingly, subject to annual compliance with assessment work requirements. Other parties may dispute our title to mining properties. All of the claims on the Meadowbank property have been surveyed and converted to leases. While we have diligently investigated title to all mineral claims and, to the best of our knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Competition for Mineral Land

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered having commercial potential. We compete with other mining companies, many of which have greater financial resources than us, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Key Executives

We are dependent on the services of key executives, including our President and Chief Executive Officer, our Chief Financial Officer and a small number of highly skilled and experienced executives and personnel. Due to our relatively small size, the loss of these persons or our inability to attract and retain additional highly skilled employees may adversely affect our business and future operations.

Environmental and Other Regulatory Requirements

At present, none of our properties are at the development stage. However, when a property is identified as having economic potential, government approvals, permits and licences will be required. These approvals, permits and licences will include water licenses, land use permits, fuel storage permits, mine construction and mining operations licences, which include mine waste and tailings disposal sites. Delays in obtaining or any failure to secure such approvals, permits and licences could materially adversely affect our financial performance. Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Before production can commence on any properties we must obtain regulatory approval and there is no assurance that such approvals will be obtained. Under the current regulations, approval to develop a mining operation at the Meadowbank gold project requires a thorough environmental review process conducted by the NIRB with final approvals by the Federal Government. Although the Company believes its exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner, which could limit or curtail production or development.

Conflicts of Interest

Certain of our directors and officers serve as directors or officers of other natural resource companies or have significant shareholdings in natural resource companies and, to the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. Under the laws of the Province of British Columbia, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, our directors will primarily consider the degree of risk to which we may be exposed and our financial position at that time.

DIVIDENDS

There are no restrictions which prevent the Company from paying dividends. The Company has not paid any dividends in the last five fiscal years. The Company has no present intention of paying any dividends, as it anticipates that all available funds will be invested to finance the growth of its business. The directors of the Company will determine if and when dividends should be declared and paid in the future, based on the Company’s financial position at the relevant time.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value of which 54,973,941 common shares were issued at March 31, 2005.  The holders of common shares are entitled to receive notice of and attend all meetings of shareholders with each common share held entitling the holder to one vote on any resolution to be passed at such shareholder meetings.  The holders of common shares are entitled to dividends if, as and when declared by the board of directors of the Company.  The common shares are entitled upon liquidation, dissolution or winding up of the Company to receive the remaining assets of the Company available for distribution to shareholders.

MARKET FOR SECURITIES

The Company’s common shares are listed and posted for trading on The Toronto Stock Exchange (“TSX”) and on the American Stock Exchange (“AMEX”) under the symbol CLG.

Trading Price and Volume

The following table provides information as to the high, low and closing prices of the Company’s shares on the TSX during the 12 months of the most recently completed financial year as well as the volume of shares traded for each month:

Month	High	Low	Close	Volume

January	$4.70	$3.39	$3.90	3,381,276
February	$4.78	$3.79	$4.22	2,857,650
March	$4.29	$2.20	$2.43	15,666,028
April	$2.56	$1.72	$1.87	10,115,865
May	$2.45	$1.85	$2.05	3,554,097
June	$2.40	$1.95	$2.03	2,149,791
July	$2.24	$1.88	$2.02	1,662,266
August	$2.40	$1.90	$2.20	2,736,291
September	$2.39	$2.00	$2.26	1,756,130
October	$2.34	$2.08	$2.18	1,897,624
November	$2.85	$2.10	$2.30	2,348,067
December	$2.43	$1.97	$2.00	2,254,999

DIRECTORS AND OFFICERS

The names and municipalities of residence, offices held with the Company and principal occupation of our directors and officers are as follows:

Name and address(1) (municipality)	Office held	Principal occupation during the past five years
Walter Segsworth(3) West Vancouver, B.C.	Chairman & Director	Mining Engineer (semi-retired). Director of various companies since 2002. President of Homestake Mining Company from 1999 to 2001, President of Homestake Canada from 1998 to 1999.
Kerry Curtis Richmond, B.C.	President, Chief Executive Officer & Director

Geologist.  President and Chief Executive Officer of the Company since March 2003; Interim President and Chief Executive Officer of the Company from October 17, 2002 to February 2003; Senior Vice President of the Company from May 1998 to October 2002.

Abraham Aronowicz(2)(3) Vancouver, B.C.	Director

Independent Businessman; President of EMTWO Properties Inc. since 1982, a real estate company; President of DJA Enterprises since 1985, a real estate company; Director of Redcorp Ventures since 2000, a mineral exploration and development company; Director of the Company since June 9, 1994; Formerly: Director of Redfern Resources Ltd. from 1993 – 2000 and Vice-President from 1992 to 2000.

Richard Colterjohn(2)(3)(4) Toronto, Ontario	Director

Since October 2003 Managing Partner, Glencoban Capital Management Inc., a merchant banking firm, and from February 2004, President and CEO of privately held Centenario Copper Corporation; from April 1992 to April 2002, Managing Director, Corporate Finance Dept. UBS Bunting Warburg Inc.

Glen Dickson North Vancouver, B.C.	Director	Geologist. President & Chief Executive Officer of the Company from February 1994 to October 2002.
John Michael Kenyon(4) Vancouver, B.C.	Director	President of Canico Resource Corp. since 2001, prior thereto President of Hastings Resources Corp., prior thereto President of Sutton Resources Ltd.
Jonathan Rubenstein(2) (4) Vancouver, B.C.	Director	Vice-President & Corporate Secretary and Director of Canico Resource Corp. since 2001; Self-employed Mining Industry Consultant from 1999 to 2001; Director of the Company since May 20, 1983.
Michael L. Carroll Walnut Creek, California	Chief Financial Officer and Corporate Secretary

Certified Public Accountant and Financial Consultant. Chief Financial Officer of the Company since May 2003; Corporate Secretary of the Company since April 2004; Formerly: Self-employed Financial Consultant from 2002 to 2003; Vice President and Treasurer and Director of Taxes for Homestake Mining Company from 1991 to 2002; Assistant Vice President, Bond International Gold Inc. from 1987 to 1991 and Director of Taxes, St. Joe Minerals Corporation 1983 to 1991.

Brad Thiele Surrey, B.C.	Vice President, Meadowbank Development	Professional Mining Engineer. Vice President, Meadowbank Project Development, of the Company since June 2002, prior thereto independent mining consultant.

Notes:

(1)

The information as to the place of residence and principal occupation are not within the knowledge of Cumberland and has been provided by the respective directors and officers indirectly.

(2)

Denotes members of the Audit Committee.

(3)

Denotes members of the Compensation Committee.

(4)

Denotes members of the Corporate Governance Committee.

Directors’ Terms

Name of Director	Commencing	Expiring
Walter Segsworth	April 30, 2002	AGM, 2005
Kerry Curtis	October 17, 2002	AGM, 2006
Abraham Aronowicz	June 9, 1994	AGM 2007
Glen Dickson	May 7, 1993	AGM 2006
Michael Kenyon	December 5, 1979	AGM, 2007
Richard Colterjohn	June 5, 2003	AGM, 2005
Jonathan Rubenstein	May 20, 1983	AGM 2006

Control of Securities

As of March 31, 2005, our directors and senior officers beneficially owned, directly or indirectly, or have control or direction over an aggregate of 4,588,893 of our common shares representing approximately 8.3% of our issued and outstanding common shares on that date.

Corporate Cease Trade Orders or Bankruptcies

Jonathan Rubenstein was a director of Primero Industries Inc in or around 1998, at which time Primero Industries Inc. made a voluntary assignment into bankruptcy.

Michael Kenyon was a director of Crown Resources Corp. in or around October 18, 2001 at which time Crown Resources Corp was suspended from trading on the TSX and was subsequently temporarily delisted for failure to meet the TSX listing requirements.

Other than as stated above, none of our other directors, officers or Shareholder holding enough securities to materially affect the control of the Company has been a director or officer of any other issuer that, while acting in that capacity:

(a)

was the subject of a cease trade or similar order that denied such issuer access to any statutory exemptions under Canadian Securities Legislation for a period of more than 30 consecutive days, or

(b)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

None of our directors, officers or Shareholder holding enough securities to materially affect the control of the Company has:

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian regulatory authority or has entered into a settlement agreement with a Canadian regulatory authority; or

(b)

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor on making an investment decision.

Personal Bankruptcies

None of our directors, officers or Shareholder holding enough securities to materially affect the control of the Company has, within ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts of Interest

Our directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which we may participate, the directors of the Company may have a conflict of interests in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of our directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with the laws of British Columbia, our directors are required to act honestly, in good faith and in our best interest. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which we may be exposed and its financial position at the time.

Our directors and officers are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and we will rely upon such laws in respect of any directors’ and officers’ conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law. Our directors and officers are not aware of any such conflicts of interest as at the date of this AIF.

AUDIT COMMITTEE

Under Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”), companies are required to provide disclosure with respect to their audit committee including the text of the audit committee’s charter, composition of the audit committee and the fees paid to the external auditor. Accordingly the Company provides the following disclosure with respect to its audit committee:

The Audit Committee’s Charter

The following is the text of the Audit Committee’s Charter:

“Organization

This charter governs the operations of the Audit Committee (hereinafter, “Committee”) of the Company. The Committee shall review and reassess the charter at least annually and obtain the approval of the Company’s Board of Directors. The Committee shall be members of, and appointed by, the Board of Directors and shall comprise at least three directors, each of whom are independent of management and the Company.  Members of the Committee shall be considered independent as long as they do not accept any consulting, advisory, or other compensatory fee (other than in their capacity as a director) from the Company and are not an affiliated person of the Company or its subsidiaries, and meet the independence requirements of the stock exchange listing standards.  All Committee members shall be financially literate, and at least one member shall be a "financial expert," as defined by SEC regulations.

Purpose

The Committee shall provide assistance to the Board of Directors in fulfilling their oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to:

i.

the integrity of the Company’s financial statements;

ii.

the financial reporting process;

iii.

the systems of internal accounting and financial controls;

iv.

the performance of the Company’s internal audit function and independent auditors;

v.

the independent auditor’s qualifications and independence; and

vi.

the Company’s compliance with ethics policies and legal and regulatory requirements.

In so doing, it is the responsibility of the Committee to maintain free and open communication between the committee, independent auditors, the internal auditors (if any), and management of the Company.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the authority to engage independent counsel and other advisers as it determines necessary to carry out its duties.

Responsibilities

The primary responsibility of the Committee is to oversee the Company's financial reporting process on behalf of the board and report the results of their activities to the board. While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles.   Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company.  The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's unaudited interim financial statements.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices, and ethical behaviour.  The following shall be the principal direct responsibilities of the Committee:

1.

Appointment and termination (subject, if applicable, to shareholder ratification), compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditor regarding financial reporting.

2.

Pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services proscribed by law or regulation.  The Committee may delegate pre-approval authority to a member of the Committee.  The decisions of any Committee member to whom pre-approval authority is delegated must be presented to the full Committee at its next scheduled meeting.

3.

At least annually, obtain and review a report by the independent auditors describing:

(a)

The firm’s internal quality control procedures.

(b)

Any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

(c)

All relationships between the independent auditor and the Company (to assess the auditor's independence).

4.

Establish clear hiring policies for employees or former employees of the independent auditors that meet the SEC regulations and stock exchange listing standards.

5.

Discuss, with the internal auditors (if any) and the independent auditors, the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.

6.

Discuss with management, the internal auditors (if any), and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including the Company's policies and procedures to assess, monitor, and manage business risk, and legal and ethical compliance programs (e.g., Company's Code of Conduct).

7.

Periodically meet separately with management, the internal auditors (if any), and the independent auditors to discuss issues and concerns warranting Committee attention. The Committee shall provide sufficient opportunity for the internal auditors (if any) and the independent auditors to meet privately with the members of the Committee. The Committee shall review with the independent auditor any audit problems or difficulties and management's response.

The responsibilities set forth above represent a guide with the understanding that the Committee may supplement them as appropriate.

Specifically Delegated Duties

For purposes of this charter, specific accounting, financial and treasury related duties delegated to the Committee by the Company’s Board of Directors include:

Accounting and Financial

1.

Receive regular reports from the independent auditor on the critical policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

2.

Where applicable, review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor’s report on management's assertion.

3.

Review and discuss earnings press releases provided to shareholders and/or to be posted on the Company’s website.

4.

Review the interim quarterly unaudited financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Company's Quarterly Report and or their inclusion in any filing with regulatory authorities. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

5.

Review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report to shareholders, Form-20-F/ Form-40-F and any other filing with regulatory authorities, including their judgment about the quality, not just the acceptability of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

6.

Establish procedures for the receipt, retention, and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

7.

Prepare Committee’s report to be included in the Company's annual proxy statement, as required by SEC regulations.

8.

Perform an evaluation of its performance at least annually to determine whether it is functioning effectively.

9.

Establish procedures for:

 (a)  the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Treasury Related

1.

Monitor and review risk management strategies as they pertain to the Company’s general insurance programs, and foreign exchange programs, and make recommendations to the Board of Directors with respect to such strategies.

2..

Approve investment policies and appoint investment managers for the Company’s cash investments.

3..

Perform such other duties in respect of financial matters as, in the opinion of the Board of Directors, should be performed by the Committee.”

Composition of the Audit Committee

The Audit Committee is comprised of the following directors:

Richard Colterjohn	Independent(1)	Financially literate(2)
Jonathan Rubenstein	Independent(1)	Financially literate(2)
Abraham Aronowicz	Independent(1)	Financially literate(2)

(1)

A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)

An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee are as follows:

Richard Colterjohn – Mr. Colterjohn is Managing Partner with Glencoban Capital Management Inc., a director of two other public companies engaged in mineral exploration and development and has extensive experience in investment banking, mining finance and financial markets.  He was a senior officer at UBS Bunting Warburg Inc. for 10 years and a Managing Director of UBS Warburg for 5 years.  Mr. Colterjohn has also worked for Bankers Trust (1988-1991) and Merrill Lynch (1986-1988) in investment banking.  Mr. Colterjohn chairs the audit committee of another TSX listed issuer and has B. Comm. and M.B.A. degrees.

Jonathan Rubenstein - Mr. Rubenstein is Vice-President & Corporate Secretary of Canico Resource Corp. and is a director of three other public resource companies.  Mr. Rubenstein was in private practice as a lawyer from 1977 to 1994.  He focused on corporate, business, resources, securities and finance law from 1980 until leaving private practice, advising both resource companies and brokerage firms.  Since 1994, Mr. Rubenstein has served in senior positions with mining companies.  Throughout his career, he has been on audit committees for a number of public junior resource companies, including Cumberland’s audit committee for over 22 years, and as a result he has worked extensively with companies and with their legal and accounting professionals on numerous issues regarding financial statements and financial disclosure.

Abraham Aronowicz – Dr. Aronowicz is an independent businessman and acts as Managing Director of a real estate investment company.  He is a director, and member of the audit committee, of another TSX listed company involved in mineral exploration and development.  Dr. Aronowicz has a Masters degree in Economics from the University of Toronto and a PhD. in Economics from the University of Tuebingen (Germany).

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board to review the performance of the Company’s external auditors and approve in advance provision of all audit and non-audit services by the external auditors.  The Audit Committee may delegate pre-approval authority to a member of the Audit Committee.  The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at its next scheduled meeting.

External Auditor Service Fees (By Category)

The aggregate fees billed by the Company’s external auditors in each of the last two fiscal years are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees
2003	$76,500	$5,000	$7,000	--
2004	$68,000	$5,787	$4,156	--

(1)

The aggregate audit fees billed and related to the last two fiscal years.

(2)

Audit Related Fees represent fees billed for assurance and related services that are related to the performance of the audit or  review of the Company’s financial statements, principally for consultation regarding financial accounting and reporting standards and translation services.

(3)

Tax Fees represent fees billed for Canadian corporate tax advice.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada. Transfers may be effected and registration facilities are maintained at each of the following offices:  (i) 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9; and (ii) 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.

NAMES AND INTERESTS OF EXPERTS

AMEC Americas Ltd. (“AMEC”) acted as the study manager for the Meadowbank Feasibility Study (Q1 2005).  Construction scheduling and capital cost estimation was prepared by Merit International Consultants Inc.  Metallurgical and process test work was completed by SGS Lakefield Research Ltd.  Process design was completed by International Metallurgical and Environmental Inc. and AMEC. Supporting geotechnical engineering, hydrogeological and geochemical studies were completed by Golder Associates Ltd. The Study was prepared in accordance with the Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101 (“NI 43-101”).

Mr. Mark Pearson, P.Eng, Principal Mining Engineer with AMEC was the independent qualified person responsible for preparation of the Meadowbank open pit mining reserves.

The Meadowbank project mineral resource estimates (except for the PDF deposit) were prepared in accordance with NI 43-101 under the direction of Mr. Steven J. Blower, P.Geo., of AMEC Americas Ltd. (“AMEC”), who is an independent qualified person as defined by NI 43-101.  Mr. James McCrea, P.Geo., was the qualified person for the PDF resource estimates.  Mr. Roger March, P.Geo., is Senior Project Geologist for the Company and the designated qualified person for the Meadowbank exploration program.

The Company’s auditor is Ernst & Young, LLP, independent chartered accountants, who have audited the Company’s financial statements for each of the years in the three year period ended December 31, 2004, and as at December 31, 2004 and 2003, prepared in accordance with Canadian generally accepted accounting principles, as set forth in their report dated March 10, 2005.

No person or company named in this section beneficially owns, directly or indirectly, 1% or more of the Company’s common shares.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Information Circular in respect of its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is available in the Company’s audited financial statements and the related Management Discussion & Analysis for its most recently completed fiscal year.

A copy of this AIF, the Company’s Information Circular for its most recent annual meeting and the financial statements (including any interim statements from the past fiscal year) may be found on the SEDAR website at www.sedar.com or be obtained upon request from the Secretary of the Company. A reasonable fee for copying may be charged if the request is made by a person who is not a registered security holder of the Company.